

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2016

Mail Stop 4561

Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

>   **Re: iDreamSky Technology Limited**
>   **Schedule 13E-3**
>   **File No. 005-88636**
>   **Filed January 19, 2016**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet

Support Agreement, page 6

1.   Identify the "certain other existing shareholders of the Company" who entered into the Support Agreement with the Company (along with the Rollover Shareholders) and describe their existing relationship with the Company (besides being shareholders), if any. If these certain existing shareholders are affiliates of the Company, provide your analysis as to whether they are engaged in the going private transaction (to the extent they are not already filers). We may have additional comments.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger, page 7

2.   Please clarify here and where appropriate whether you consider the Supporting Shareholders that are not part of the Buyer Group or Filing Persons to be unaffiliated shareholders.

3.   Your merger agreement does not require the approval of a majority of unaffiliated security holders, given shares held by officers, directors and affiliates are not excluded from the vote. Further, since several of your principal shareholders that are not part of the Buyer Group or Filings Persons have already agreed to vote to approve of the merger pursuant to the Support Agreement, it appears the Supporting Shareholders already have the necessary vote to approve the merger by a two-thirds majority. In light of the Supporting Shareholders Support Agreement and 92.3% voting power, please discuss how this was considered by the Buyer Group, the Special Committee, and the Board with regards in reaching their conclusions for procedural fairness of the transactions. Unaffiliated shareholders that are not principal shareholders do not to appear to have a meaningful voice in whether to approve of the transaction beyond their dissenter's rights. See Item 1012(d) of Regulation M-A.

4.   In light of the condition to the merger where the Buyer Group may reject the merger at their option if more than 15% of the shareholders seek Dissenter's Rights, please clarify the percentage of unaffiliated shareholders that have not signed the Support Agreement would be necessary to meet this 15% threshold.

Purposes and Effects of the Merger, page 9

5.   Revise to avoid conclusory statements such as describing the purpose of the transaction as "to enable Parent to acquire 100% control of the Company." This section should be revised to summarize the disclosure in the corresponding section on page 53 of the proxy statement.

Special Factors Relating to the Merger

Background of the Merger, page 23

6.   Expand to describe the events leading up to Mr. Chen's submission of a preliminary proposal to acquire the Company on June 13, 2015. In addition, revise to identify the affiliates of Mr. Chen who were involved in the June 13, 2015 bid.

7.   See our last comment above. On page 28, you reference that the "Buyer Group" held a kick-off meeting with their advisors on June 23, 2015. Please identify the members of

the "Buyer Group" at this meeting. We note, for example, that the Form 6-K filed on June 15, 2015 references a "Buyer Group" that consisted of Mr. Chen and his affiliates. According to page 1, the term the "Buyer Group" is defined as consisting of additional Sponsors and Rollover Shareholders. If you mean the more comprehensive version of Buyer Group, please clarify when Mr. Chen contacted the other members that are not his affiliates to propose that they participate in the going-private transaction.

8.   You disclose on page 29 that your Cayman Islands counsel Maples and Calder was also engaged by the Special Committee as its Cayman Islands counsel related to the going-private transaction. Please clarify whether Maples and Calder also advised the board regarding issues related to the going-private transaction.

9.   Please provide more details of nature of the discussions and who Shearman & Sterling and Duff & Phelps contacted at Tencent regarding the possibility of an alternative transaction. For example, it is unclear which representatives of Tencent were contacted, which specific Tencent entity they represented, or if they were the same individuals contacted by Mr. Chen on June 15, 2015. Further, the discussion on page 30 indicates that Mr. Ma and Tencent indicated it would likely participate as a member of the Buyer Group, but it unclear whether an alternative transaction was proposed to Tencent or its representatives.

10.   In light of the shareholder complaints related to the proposed offer price described on page 30, please explain why the Special Committee did not seek a market check. Please further provide more information regarding the nature of these shareholder complaints, such as the number of complaints and whether any of them were from principal shareholders. Also, clarify whether these complaints were considered as a negative factor in your fairness discussion on pages 39 and 40.

11.   On page 34, you discuss an update provided by Duff & Phelps to the Special Committee on December 23, 2015 concerning management financial projections and valuation. Please clarify whether Duff & Phelps made any preliminary opinions as to the fairness or provided preliminary valuation information to the Special Committee. If so, please provide a summary of this preliminary oral report, pursuant to Item 1015 of Regulation M-A and clarify whether there were any material changes from the final report by Duff & Phelps.

12.   Please describe the details of the negotiations of DPS with the Buyer Group on December 30, 2015, as disclosed on page 34. In particular, please clarify whether DPS proposed a specific higher price, or if it merely requested the Buyer Group increase its current offer of $14 per ADS.

<u>Reasons for the Merger and Recommendation of the Special Committee and the Board, page 36</u>

13.   On pages 29, you disclose that DPS contacted eight potential bidders, but none of them expressed any interest. Thus, on page 38, you indicate that the lack of any interest from other parties for an alternative transaction supported the recommendations of the Special Committee and the Board. On page 70, you indicate that an affiliate of Tencent, THL A19, is your principal shareholder and held the right of first refusal when holders of preferred shares received a bona fide firm offer to purchase such shares "from a competitor of THL A19." According to this shareholder agreement, this right of first refusal included potential offers from KW Qihoo 360 Technology Co. Ltd., UCWeb Inc., NetDragon Websoft Inc., Alibaba.com Limited, Baidu, Inc. and Sina Corp. or their respective affiliates, or any other competitor of Tencent Holdings Limited. Please clarify whether this right of first refusal impacted the potential bidders sought by DPS on behalf of the Special Committee. Further, please clarify the role of Mr. Ma, your director affiliated with Tencent, in discussing alternatives transactions with Tencent and whether the Special Committee or its advisors sought to seek a waiver of any right of first refusal provisions to seek a broader set of candidates for an alternative transaction.

14.   This section indicates that the reasons considered to approve the merger are the same for the Special Committee and the Board. The Board, however, consists of three interested directors, Messrs. Chen and Guan, who are filing persons, and Mr. Ma, who is affiliated with THL A19 and Tencent. Please clarify how the Board's reasons or factors differed with regards to the divergent interests and potential conflicts related to Messrs. Chen, Guan, and Ma. To the extent that the Board considered the same factors as the Special Committee in assessing fairness, you should expand to explain its separate analysis of those factors.

<u>Certain Financial Projections, page 43</u>

15.   On page 44, you indicate that the table summarizes the financial projections provided to Duff & Phelps and the Special Committee. Please clarify whether this presentation provides the complete set of projections provided by management. We note, for example, you reference EBITDA, adjusted EBITDA, and adjusted net income on page 43, but do not provide any projections related to these items.

16.   Please describe any material "assumptions about future financial factors affecting the Company's business," as described on page 44, including any limitations on the projections presented.

Opinions of the Special Committee's Financial Advisor, page 45

General

17.   Please revise to disclose the data underlying the results described in each analysis and to show that information resulted in the multiples or values disclosed. See Item 1015(b)(6) of Regulation M-A. We note that much of this data is presented in Exhibit 99(c)(2).

18.   Please describe any material information, assumptions, projections, plans or intentions, if any, provided to you by management, either orally or through written documents that are not already provided on pages 43 and 44.

Discounted Cash Flow Methods, page 48

19.   We note that projected cash flows are not provided in the summary of management projections on page 44. Please clarify the source of your cash flow data. Further, please describe the substance of the discussions Duff & Phelps had with management to assume a 5.0% terminal growth rate that was partly based on the "long-term growth rate of the … Company's business" and used to extrapolate projected cash flows in 2018 and 2019.

Summary of Selected Public Companies/ M&A Transaction Analyses, page 51

20.   Please clarify the criteria Duff & Phelps selected that resulted in it being unable to find sufficient target companies comparable to you in the selected M&A transactions analysis. We note that according to page 11 of your Form 20-F filed on April 30, 2015 and your Form F-1, King Digital Entertainment and China Mobile Games and Entertainment Group Limited were considered your competitors. It is unclear why these and the other targets were not comparable to provide a viable analysis.

Financing, page 57

21.   Please clarify whether any of the $257,863,351 in potential equity financing commitments described on page 60 is contingent upon these individuals or entities acquiring funds through further debt arrangements. If so, please revise to describe these indirect borrowings, as required by Item 1007(d) of Regulation M-A.

22.   Please revise your disclosure to provide more details of the upfront fees to be paid the Debt Financing Sources, as described on page 60. In your Debt Commitment Letter, you reference upfront fees are to be paid as set forth in the "Fee Letter." Please clarify whether the Fee Letter refers to Section 8.3 of the Debt Commitment Letter or if it refers to an unfiled document. Please refer to Item 1007(c) of Regulation M-A for further guidance.

Conditions to the Merger, page 93

23.   Please revise to identify the Sponsor Required Approvals described on page 94 and A-16 by the NDRC, MOFCOM, and/or SAFE. Please clarify which sponsors require such approvals and describe the relevant regulatory approvals and applicable laws.

24.   We note that Qiyang Deng, Wenhao Fan, and Yang Wang are PRC shareholders of two of your VIE operating entities, Shenzhen Yiyou Technology Co., Ltd. and Shenzhen Zhuoyou Technology Co., Ltd. according to your Form 20-F filed on April 30, 2015. Please clarify the role of these nominee shareholders of your VIEs as it relates to your going-private transaction.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 104

25.   Please disclose the beneficial ownership of Filings Persons that are not already disclosed, such as the holding by Greenwoods. See Item 1008 of Regulation M-A.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Paul Strecker, Esq.
       Shearman & Sterling